UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the Fiscal year ended September 30, 2007.
Or

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission file number: 0-21018(Tufco Technologies, Inc.)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Tufco Technologies, Inc. 3161 South Ridge Road Green Bay, WI 54305

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Financial Statements and Supplemental Schedule
Years Ended September 30, 2007 and 2006

Report of Independent Registered Public Accounting Firm
Plan Administrator
Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Green Bay, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan as of September 30, 2007 and 2006, and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Wipfli LLP
March 24, 2008
Green Bay, Wisconsin

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Statements of Net Assets Available for Benefits
September 30, 2007 and 2006

	2007	2006

Assets

Cash	$291,681	$3,967
Investments	8,587,320	7,287,246

Contribution receivables:
Participant	0	3,064
Employer	0	2,293

Total contribution receivables	0	5,357

Total Assets	8,879,001	7,296,570

Liabilities

Benefit claim payables	3,290	0

Net assets available for benefits, fair value	8,875,711	7,296,570

Adjustment from fair value to contract value for fully benefit-responsive investment contract held by The Hartford Fixed Account	23,419	31,364

Net assets available for benefits	$8,899,130	$7,327.934

See accompanying notes to financial statements.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended September 30, 2007 and 2006

	2007	2006

Additions to net assets attributed to:
Net appreciation in fair value of investments	$1,158,020	$665,447

Contributions:
Participant	614,951	582,676
Employer	164,944	162,677
Rollover	26,055	58,851

Total contributions	805,950	804,204

Total additions	1,963,970	1,469,651

Deductions from net assets attributed to:
Benefits paid to participants	367,264	1,371,520
Administrative expenses	25,510	26,153

Total deductions	392,774	1,397,673

Net additions	1,571,196	71,978
Net assets available for benefits at beginning	7,327,934	7,255,956

Net assets available for benefits at end	$8,899,130	$7,327,934

See accompanying notes to financial statements.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 1	Plan Description

The following description of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all full-time employees of Tufco Technologies, Inc. (the “Company”) who have been employed by the Company for six consecutive calendar months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an officer of the Company.

Contributions

Participants are allowed to contribute up to 100% of annual compensation, as defined by the Plan, subject to other limitations required by law. The Plan allows participants to roll over distributions from other retirement plans. Tufco Technologies, Inc., the Plan’s sponsor, matches contributions of 40% of the first 6% of the participant’s elective deferral. Rollovers are not matched. In addition, the Company has the option of making a discretionary profit sharing contribution each year. No such contribution was made in 2007 and 2006.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of money market accounts, equity funds, corporate bond funds, and Tufco Technologies, Inc. common stock. As of September 30, 2007, the Plan no longer offered Tufco Technologies, Inc. common stock as an investment option.

Participants’ accounts are credited with an allocation of the Company’s profit sharing contribution (based on participants’ compensation and excess compensation), their contribution, the employer’s matching contribution, and plan earnings (based on investment options and account balances).

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 1	Plan Description (Continued)

Vesting

The employer’s profit sharing contributions and matching contributions and related earnings become 20% vested after one year of credited service. The vesting percentage increases an additional 20% each year thereafter, with 100% vesting after five years of credited service. Employee contributions and related earnings are vested upon deposit in the Plan.

Forfeitures

Nonvested benefits are forfeited throughout the year. Forfeited amounts are used to pay plan administrative expenses. Any remaining forfeited amounts are allocated to qualifying participants as if they were additional employer contributions.

Expenses of the Plan

A portion of the administrative expenses charged by the plan administrator, investment advisory fees, and other expenses incurred in conjunction with the Plan are paid out of plan assets. Tufco Technologies, Inc., the Plan’s sponsor, pays for the fidelity insurance premiums covering the Plan and a portion of the administrative expenses of the Plan.

Participant Loans

Participants may borrow from their fund accounts. Loans may be made up to the lesser of $50,000 or one-half of the participant account balance, with a $1,000 minimum. Loan terms range from one to five years unless the loan qualifies as a home loan. The loans are secured by the balance in the participant’s account and bear interest at the prime rate as of the first of the month in which the loan was originated plus 1%. Interest rates on existing loans range from 5.0% to 9.25%. Principal and interest are paid ratably through payroll deductions.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 1	Plan Description (Continued)

Plan Benefits

Plan benefits are available at normal retirement, disability retirement, death, or termination of employment with vested interests.

Participants may elect to receive benefit payments in the form of an installment or lump-sum distribution.

Plan Termination

The Company intends to continue the Plan indefinitely; however, it reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to a participant’s account become 100% vested and will be distributed to the participant in accordance with the Plan’s provisions.

Note 2	Summary of Significant Accounting Policies

Method of Accounting

The accounting records of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan are presented on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates that affect the financial statements and accompanying notes.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Investment Valuation

Investments are stated at current market value as determined by the trustee of the Plan. Money market funds and participant loans are stated at cost, which approximates fair value. Pooled separate accounts are comprised of mutual funds that are carried at current value, which represents the quoted market values of the underlying investments. The fair value of common stocks and other investments are based on published market prices on the last business day of the plan year. The fair value of the guaranteed investment contact is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. All investments are held in bank and insurance company-administered trust funds.

Unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of investments.

Cash

The Cash balance on September 30, 2007 is a result of the Tufco common stock being liquidated and transferred to The Hartford.

Note 3	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at September 30:

	2007		2006
	Asset Fair	Percent of	Asset Fair	Percent of
	Value	Net Assets	Value	Net Assets

Van Kampen Equity Income Fund	$487,588	5.5	$456,361	6.2
The Hartford Fixed Account*	557,358	6.3	610,384	8.3
Growth Fund of America	845,904	9.5	696,531	9.5
Capital Income Builder Fund	1,034,683	11.6	727,252	9.9
Van Kampen Growth & Income Fund	581,046	6.5	496,151	6.8
Eaton Vance Large-Cap Value	878,225	9.9	666,401	9.1
Goldman Sachs Mid-Cap Value	1,111,481	12.5	930,883	12.7
Franklin Income	642,749	7.2	535,294	7.3
Tufco Technologies, Inc. Common Stock	**	**	457,836	6.2
Lord Van Kampen Equity Income Fund	**	**	456,361	6.2

*	Investment shown at contract value, which is the relevant measurement attribute for fully benefit-responsive investment contracts.

**	Investment was less than 5% of total net assets for the year-ended.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 3	Investments (Continued)

During 2007 and 2006, the Plan’s investments (including investments bought or sold during the year as well as those held at year-end) appreciated (depreciated) by type as follows:

	2007	2006

Pooled Separate Accounts	$1,167,571	$636,495
Common Stock	(9,551)	28,952

Net Appreciation	$1,158,020	$665,447

Note 4	Investment Contract

The Plan entered into a benefit-responsive investment contract with The Hartford. The Hartford maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by The Hartford, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions.

The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable. There were no guarantees or limitations on the contract at September 30, 2007 and 2006.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 5	Transactions with Related Party

Tufco Technologies, Inc serves as the sponsor of the Plan. The Plan had the following transactions with Tufco Technologies, Inc.:

	2007	2006

Purchases of stock:
Number of shares	10,266	11,760
Value of shares on transaction dates	$84,444	$80,636

Sales of stock:
Number of shares	55,124	4,280
Value of shares on transaction dates	$393,646	$26,821

In-kind distribution of stock:
Number of shares	22,175	0
Value of shares on transaction dates	$140,159	$0

At September 30, 2007 and 2006, the Plan held 0 shares and 67,033 shares, respectively, of Tufco Technologies, Inc. common stock.

Note 6	Tax-Exempt Status of the Plan

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service as of February 3, 2005. The plan administrator believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 7	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Plan’s EIN #39-1210798 Plan #001
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
September 30, 2007

Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,			Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost		Value

The Hartford Fixed Account*	468,943.7684 shares — Money Market Fund	$	N/R	$557,358

Growth Fund of America*	54,401.8256 shares — Pooled separate account		N/R	845,904
MFS International New Discovery*	16,325.5156 shares — Pooled separate account		N/R	337,367
Eaton Vance Large-Cap Value*	51,588.6983 shares — Pooled separate account		N/R	878,225
Van Kampen Equity Income Fund*	35,904.0734 shares — Pooled separate account		N/R	487,588
Federated Kaufmann Fund*	17,608.5315 shares — Pooled separate account		N/R	300,120
Goldman Sachs Mid-Cap Value*	73,460.2152 shares — Pooled separate account		N/R	1,111,481
Franklin Income*	43,905.0563 shares — Pooled separate account		N/R	642,749
Franklin Total Return*	7,724.0391 shares — Pooled separate account		N/R	90,379
Mutual Discovery*	21,660.6225 shares — Pooled separate account		N/R	401,160
Oppenheimer Small & Mid-Cap Value*	15,316.7812 shares — Pooled separate account		N/R	288.943
Hartford Growth Allocation*	234.4456 shares — Pooled separate account		N/R	3,490
Hartford Conservative Allocation	87.6854 shares — Pooled separate account		N/R	1,134
The Hartford Growth*	19,723.1863 shares — Pooled separate account		N/R	363,970
Hartford Balanced Allocation*	1,648.4637 shares — Pooled separate account		N/R	22,984
Goldman Sachs Small-Cap Value Fund*	16,894.9950 shares — Pooled separate account		N/R	230,902
Capital Income Builder Fund*	63,065.1326 shares — Pooled separate account		N/R	1,034,683
Van Kampen Growth & Income Fund*	40,346.4417 shares — Pooled separate account		N/R	581,046
Europac Growth Opportunity Fund*	10,544.0603 shares — Pooled separate account		N/R	210,773

	Total pooled separate accounts			8,390,258

Participant Loans	5.0% to 9.25% notes maturing over the next five years		0	220,480

	Total assets (held at end of year)			$8,610,739

*	Party-in-interest

N/R — Cost information is not required for participant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TUFCO TECHNOLOGIES, INC PROFIT SHARING, SAVINGS, AND INVESTMENT PLAN
BY:	TUFCO TECHNOLOGIES, INC. Plan Administrator
BY:	/s/ Michael B. Wheeler
Michael B. Wheeler,
Executive Vice President, Chief Financial Officer And Chief Operating Officer March 26, 2008

Consent of Independent Auditors
We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-114067) pertaining to Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan of our report dated March 24, 2008, with respect to the financial statements and schedule of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2007.
Wipfli LLP
March 24, 2008
Green Bay, Wisconsin